77C.

Morgan Stanley Focus Growth Fund
Special Shareholders Meeting
February 13, 2014 as adjourned to February 28, 2014

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:	16,004,298.598		Against: 594,850.281
	Abstain: 1,746,328.482